SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
                                      Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
                                  For the month of September 2003
                                          NASPERS LIMITED
(Translation of registrant's name into English)

Naspers Centre

40 Heerengracht
 Cape Town
                                                              SOUTH AFRICA  8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:

EXHIBIT LIST

                           Sequential
Exhibit
Description
      Page Number

   *
 Announcement dated 11 September 2003

 re: Naspers pay-television subscribers

to 30 June 2003

Naspers pay-television subscribers to 30 June 2003

Going forward, Naspers will only release subscriber numbers at six-month intervals, as at 31 March and 30 September, in line with financial results announcements.

Where required, the group will release trading updates as required by the JSE. Shareholders are reminded of the trading update released last week where Naspers indicated that financial results to September 2003 may substantially exceed those of the corresponding period last year.

The group ended the quarter with 2 005 338 subscribers, 67% of whom subscribe to the digital service. The major impact of this period is the traditional churn experienced during the summer holiday season in some of our markets.

South Africa:

In line with expectations, the South African subscriber base, which is mature, remained flat for the quarter, ending with 1 043 888 subscribers. Subscribers to the digital service increased by 14 751 during the quarter, mainly due to subscribers continuing to migrate from the analogue to the digital service. Digital subscribers now represent 66% of the subscriber base.

Sub-Saharan Africa:

Certain analogue services across Africa are being terminated. This has resulted in a decline in the analogue subscriber base by 2 752, to end the quarter with 12 657 subscribers.

The digital subscriber base in sub-Saharan Africa declined by 2 599 for the quarter to 242 395. This decline is due to a combination of factors, including the end of the soccer season and churn experienced during the summer holiday season. Subsequent to 30 June, and following the end of the summer holiday season, the digital sub-Saharan subscriber base has shown good growth.

Greece:

Greece experienced the usual summer churn, with the analogue base declining by 14 978 and the digital base declining by 3 444 subscribers, ending the quarter with 101 007 and 136 304 subscribers, respectively. Following the end of the summer holiday season, the subscriber base has shown good growth.

Cyprus also traditionally experiences summer churn, with the subscriber base declining by 5 992 subscribers, to end the quarter with 48 444 subscribers.

Thailand:

UBC increased its subscription fee and ceased broadcasting the Nation Channel effective 1 May 2003 and as a result has experienced higher churn than normal. The situation has been aggravated by the continued problem of provincial cable piracy, with the subscriber base declining by 16 946 subscribers, to end the quarter with 420 643 subscribers. Subscriber churn stabilised after 30 June.

March
June
3 month
2003
2003
movement
Africa
SA - analogue
365 825
350 171
(15 654)
SA - digital
678 966
693 717
14 751
Total South Africa
1 044 791
1 043 888
(903)
Sub-Saharan - analogue
15 409
12 657
(2 752)
Sub-Saharan - digital
244 994
242 395
(2 599)
Total sub-Saharan Africa
260 403
255 052
(5 351)
Total Africa
1 305 194
1 298 940
(6 254)
Greece - analogue
115 985
101 007
(14 978)
Greece - digital
139 748
136 304
(3 444)
Cyprus
54 436
48 444
(5 992)
Total Med
310 169
285 755
(24 414)
Thailand - analogue
145 687
140 433
(5 254)
Thailand - digital
291 902
280 210
(11 692)
Total Thailand
437 589
420 643
(16 946)
TOTAL
2 052 952
2 005 338
(47 614)
Analogue
697 342
652 712
(44 630)
Digital
1 355 610
1 352 626
(2 984)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:  September 11,  2003 by
By:     /s/ Stephan J. Z. Pacak

Name:  Stephan J. Z. Pacak
Title:     Director